UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1 TO

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Andre Frenetté

Deputy Consul General

Consulate General of Canada

466 Lexington Ave

New York, New York 10017

United States of America

Copies to:

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West, 199 Bay Street

Suite 4405, P.O. Box 247

Toronto, Ontario, Canada M5L IE8

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of US$ 3,000,000,000 4.200% Bonds due January 18, 2029 the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (the “Annual Report“) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (99.3)	Fiscal Agency Agreement, dated as of January 18, 2024 including the form of Bonds; Underwriting Agreement, dated as of January 10, 2024 including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

January 18, 2024	By:	/s/ Carlos Yep
		Name:	Carlos Yep
		Title:	Director, Funding
Capital Markets Division
Ontario Financing Authority

Exhibit Index

Exhibit (99.3):	Fiscal Agency Agreement, dated as of January 18, 2024, including the form of Bonds; Underwriting Agreement, dated as of January 10, 2024, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.